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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

    Johnson                         William               Lewis
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   (Last)                           (First)             (Middle)

                            3546 Mountainview Avenue
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                                    (Street)

  Pasadena                            CA                  91125
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   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

                         Liquidmetal Technologies (LQMT)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Day/Year

                                February 27, 2003
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)

                                 March 3, 2003
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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

                           Vice Chairman - Technology
                           --------------------------
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                   5.
                                                                                                   Amount of
                                                                                                   Securities   6.
                                                                   4.                              Beneficially Owner-
                                                                   Securities Acquired (A) or      Owned        ship
                                           2A.        3.           Disposed of (D)                 Following    Form:     7.
                              2.           Deemed     Transaction  (Instr. 3, 4 and 5)             Reported     Direct    Nature of
                              Trans-       Execution  Code         ------------------------------- Trans-       (D) or    Indirect
1.                            action       Date,      (Instr. 8)                  (A)              action(s)    Indirect  Beneficial
Title of Security             Date         if any     ------------                or               (Instr.      (I)       Ownership
(Instr. 3)                    (mm/dd/yy)   (mm/dd/yy) Code     V      Amount      (D)    Price     3 & 4)       (Instr.4) (Instr. 4)
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Liquidmetal Technologies
Common Stock                  02/27/03                M**             161,291     A**    $1.55
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Liquidmetal Technologies
Common Stock                  02/27/03                F***             93,758     ***    $6.97     1,223,985    D
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*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

**   Represents the exercise of a stock option.

*** Represents Liquidmetal shares that are being used to pay the exercise price of the above stock options and the tax liability associated with exercise. These represent shares that were either beneficially owned by Mr. Johnson prior to the option exercise or that were withheld from the gross number of shares otherwise issuable upon the exercise. This transaction is exempt under Rule 16b-3.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of Deriv- Form
               2.                                                                                         ative
               Conver-                            5.                            7.                        Secur-    Deriv-  11.
               sion                               Number of                     Title and Amount          ities     ative   Nature
               or               3A.               Derivative   6.               of Underlying     8.      Bene-     Secur-  of
               Exer-            Deemed   4.       Securities   Date             Securities        Price   ficially  ity:    In-
               cise     3.      Execu-   Trans-   Acquired (A) Exercisable and  (Instr. 3 and 4)  of      Owned     Direct  direct
               Price    Trans-  tion     action   or Disposed  Expiration Date  ----------------  Deriv-  Following (D) or  Bene-
1.             of       action  Date,    Code     of(D)        (Month/Day/Year)          Amount   ative   Reported  In-     ficial
Title of       Deriv-   Date    if any   (Instr.  (Instr. 3,   ----------------          or       Secur-  Trans-    direct  Owner-
Derivative     ative    (Month/ (Month/    8)       4 and 5)    Date    Expira-          Number   ity     action(s) (I)     ship
Security       Secur-   Day/    Day/     ------   ------------ Exer-    tion             of       (Instr  (Instr.   (Instr. (Instr.
(Instr. 3)     ity      Year)   Year)    Code V    (A)   (D)   cisable  Date     Title   Shares    5)     4)        4)       4)
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Option to
purchase                                                                         Common
common stock   $1.55    02/27/03         M             161,291 02/07/97 01/31/07 Stock   161,291          0         D
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====================================================================================================================================

Explanation of Responses:

This amended Form 4 is being filed to reflect a correction to the number of shares that were delivered by or withheld from Mr. Johnson incident to the exercise of his option and the payment of taxes thereon. The 88,218 shares previously reflected have been corrected to 93,758. Please see table I of this amended Form 4 for the corrected information.



       /s/ Curt P. Creely                                     March 7, 2003
---------------------------------------------            -----------------------
      Curt P. Creely, as attorney-in-fact                         Date
      for William Lewis Johnson


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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